Exhibit 99.2

Brussels – 30 October 2025 – 8:05am CET

AB InBev Announces Redemption of USD 1.3 Billion Principal Amount of One Series of USD Notes and EUR 615 Million Principal Amount of One Series of EUR Notes

30 October 2025 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that AB InBev and its wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc. (“ABIWW”) and Anheuser-Busch Companies, LLC (“ABC”) are exercising their respective options to redeem the outstanding principal amounts indicated in the table below of the following series of notes on the dates indicated in the table below (any such date, a “Redemption Date”):

Title of Notes	ISIN / CUSIP	Issuer	Aggregate Principal Amount Outstanding	Aggregate Principal Amount to be Redeemed	Redemption Date

3.650% Notes due 2026 (the “USD Notes”)	US03522AAG58/ 03522AAG5 144A: US03522AAD28/ 03522AAD2 Reg S: USU00323AD40/ U00323AD4	ABIWW and ABC	$1,307,046,000	$1,307,046,000	29 December 2025
2.700% Notes due 2026 (the “EUR Notes” and, together with the USD Notes, the “Notes”)	BE6265142099	AB InBev	€615,160,000	€615,160,000	18 November 2025

The USD Notes will be redeemed in full on the relevant Redemption Date at a redemption price equal to 100% of the principal amount of the USD Notes, plus accrued and unpaid interest on the principal amount of the USD Notes to be redeemed to (but excluding) the relevant Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of November 13, 2018, by and among ABIWW, ABC, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Base Indenture”), the Third Supplemental Indenture thereto, dated as of November 13, 2018 (the “Third Supplemental Indenture”),

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the Sixth Supplemental Indenture thereto, dated as of May 15, 2019 (the “Sixth Supplemental Indenture”, and together with the Third Supplemental Indenture, the “Supplemental Indentures”) and the terms of the USD Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the Base Indenture, the Supplemental Indentures and the terms of the USD Notes, as applicable.

The EUR Notes will be redeemed, in accordance with their Conditions, in full on the relevant Redemption Date at a make-whole price equal to (i) the outstanding principal amount of the EUR Notes; or (ii) if higher, the sum, as determined by the Calculation Agent, of the present values of the remaining scheduled payments of principal and interest on the EUR Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the relevant Redemption Date on an annual basis (assuming a 360-day year consisting of twelve 30-day months) at the rate per annum equal to the equivalent yield to maturity of the CA Selected Bond, calculated using a price for the CA Selected Bond (expressed as a percentage of its principal amount) equal to the Reference Bond Price for the relevant Redemption Date, plus 20 basis points (the “EUR Redemption Price”). The EUR Redemption Price will be calculated on the third Business Day preceding the relevant Redemption Date. Capitalized terms used in this paragraph have the meanings assigned to such terms in the Conditions of the EUR Notes.

On each applicable Redemption Date, (i) the Notes will no longer be deemed outstanding, (ii) the applicable redemption price will become due and payable on the Notes and, (iii) unless AB InBev, ABIWW or ABC default in making payment of the applicable redemption price, interest on the Notes called for redemption shall cease to accrue on and after the relevant Redemption Date.

The Trustee and Domiciliary Agent are transmitting to registered holders of the Notes the notices of redemption containing information required by the Base Indenture, the Supplemental Indentures and the terms in the respective Conditions of the EUR Notes, as applicable.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

Legal Notices

This announcement is for informational purposes only and is not an offer to sell or purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. There will be no sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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AB InBev Contacts

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Patrick Ryan
E-mail: patrick.ryan@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob ULTRA®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 144 000 colleagues based in nearly 50 countries worldwide. For 2024, AB InBev’s reported revenue was 59.8 billion USD (excluding JVs and associates).

Forward-Looking Statements

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 12 March 2025. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of foreign currency exchange rate fluctuations and ongoing geopolitical conflicts. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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